January 8, 2015

Via EDGAR

Bryan J. Pitko

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Green Meadow Products, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 6, 2015

File No. 333-198993

Dear Bryan J Pitko:

This is Green Meadow Products, Inc. 's (the Company) response to your correspondence dated December 18, 2014 relating to the Company's Registration Statement on Form S-1 filed on September 29, 2014. For ease of reference, each of the Staff's comments is reproduced below, followed by our response. Please note that the previous S-1/A2 sent on the same date is the same filing but without the Correspondence file.

Prospectus Summary, page 5

1. We note your statement on page 17 that you do not know if your pain relief product can help soothe stiff and sore joints and promote the health of dogs and cats. Please include similar disclosure in your sections labeled “Prospectus Summary” and “Risk Factors.”

RESPONSE

A sentence was added in the prospectus summary on page 5 under the heading Company Assets and a new risk factor was added on page 9 accordingly.

Description of Business, page 17

2. We note your response to prior comment 10 that your pain relief formula is specifically for canines and felines. Please remove your statement that you feel that certain ingredients are important to facilitate healing and pain relief in larger animals such as horses.

RESPONSE

Reference to horses was deleted accordingly.

Sales and Marketing, page 17

3. We note your response to prior comment 7. Please expand your disclosure to state the duration, and material termination provisions for your licenses with Wholesale 4 You, Inc., Sandstone enterprises, and Mountain High. Additionally, please expand your disclosure to clarify if the license to Mountain High is exclusive.

RESPONSE

Disclosure was added accordingly on page17 under the heading Sales and Marketing.

4. Please expand your disclosure on page 17 to reflect that you accepted $20,000 as payment in full under the license agreement with Mountain High.

RESPONSE

The last paragraph on page 17 under Sales and Marketing was changed to reflect $20,000.

Executive Compensation, page 22

5. We note that the company has agreed to pay Mr. Windhorn annual compensation under his employment agreement. We also note that you have not paid Mr. Windhorn any compensation since July 1, 2012. Please expand your disclosure to discuss any outstanding payment obligations owed by the company to Mr. Windhorn.

RESPONSE

Disclosure was added accordingly on page 22 under Compensation of Officers and Directors.

Employment Agreements, page 22

6. We note your response to prior comment 21. Please expand your disclosure to state the duration and material termination provisions for Mr. WindhornÕs employment agreement. Additionally, please briefly summarize Mr. WindhornÕs annual compensation.

RESPONSE

Disclosure was added accordingly on page 22 under Employment Agreements.

Related Party Transaction, page 24

7. Please expand your disclosure to explain why Mr. Medina is a related person as defined under Instruction 1 to Item 404(a) of Regulation S-K.

RESPONSE

Mr. Medina is not a related party as defined under Instruction 1 to Item 404(a) of Regulation S-K. The paragraph referred to was deleted accordingly.

Financial Statements, page F-1

8. Please include financial statements that comply with Rule 8-08 of Regulation S-X.

RESPONSE

Financials statements through September 30, 2014 were included.

Exhibits

9. Please file the licensing agreements with Wholesale 4 You, Inc., Sandstone enterprises, and Mountain High as exhibits.

RESPONSE

Exhibits were attached accordingly including a new contract with East Winds Holding corp..

Legal Opinion

10. We note your counsel expresses an opinion as to the resale of shares by a Òcertain shareholderÓ named in the registration statement. Please revise the opinion to clarify that it applies to all selling shareholders included in the registration statement.

RESPONSE

The opinion was revised accordingly and filed as an exhibit.

Sincerely,

/s/ Stan Windhorn

President, Green Meadow Products, Inc.